March 18, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Nolan McWilliams

Re:	The Grilled Cheese Truck, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted January 23, 2014

Response dated March 12, 2014

CIK No. 0001497647

Dear Mr. McWilliams:

The Grilled Cheese Truck, Inc. (the “Company”) is electronically transmitting hereunder proposed responses to the letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 14, 2014, regarding the Company’s to the Draft Registration Statement on Form S-1 submitted to the SEC on September 30, 2013 (the “Initial Registration Statement”), as amended by the Draft Registration Statement on Form S-1, submitted on January 2, 2014 (the “Amendment No. 1”), as amended by the Draft Registration Statement on Form S-1, submitted on January 23, 2014 (the “Amendment No. 2”, together with the Initial Registration Statement and Amendment No. 1, collectively, the “Registration Statement”), as further supplemented by the Comment Response Letter confidentially submitted by the Company on February 24, 2014 to the SEC, as further supplement by the Comment Response Letter confidentially submitted on March 12, 2014 to the SEC. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

September 30, 2013 Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Note 16. Subsequent Events, page F-23

1.           We note your response and your proposed disclosure in response to our prior comment 1. Please revise the notes to your financial statements to disclose the various details regarding the sale of the domain name in a level of detail consistent with that provided in your response. In this regard, you should revise to disclose the carrying value of the domain name sold, the total amount received from AFT in connection with the sale transaction, the amount of the expected gain that you expect to recognize as a result of the sale and when you expect to recognize this gain. Your revised disclosure should also explain how you have accounted for the $450,000 received. Your response and your revised disclosure should also clarify at what point the conditions under the agreement for gain recognition will be met given that you expect to receive 100 trucks at certain intervals throughout 2014.

In response to the Staff’s comment, below is the proposed revised language to be included in Note 16. Subsequent Events:

“On November 13, 2013, the Company and AFT closed (the “AFT Closing”) the transactions contemplated by the Asset Sale Agreement. At the AFT Closing, the Company transferred to AFT certain intellectual property that was developed and owned by KOW, which was part of the assets purchased by the Company from KOW pursuant to that certain Asset Purchase Agreement, dated August 8, 2013, between the Company, KOW, HL and Mr. Devaraj. The Company sold to AFT one domain name, hookandladder.biz, which had nominal value and did not include any of the other intellectual property acquired on August 8, 2013 by the Company. The domain name was carried on the Company's balance sheet at $-0-. In consideration, AFT paid the Company a final cash payment of $250,000, for total consideration of $450,000 and issued to the Company membership interests equal to a twenty percent (20%) interest of the issued and outstanding membership interests in AFT. In addition, at Closing, the Company and AFT agreed to entered into a truck rental lease agreement pursuant to which AFT shall lease to the Company, franchise or licensed operators of the Seller, One Hundred (100) new Food trucks, at prevailing market rates and on such other terms and conditions as substantially set forth in the Truck Rental Lease Agreement (the “Truck Rental Agreement”), in accordance with the lease commencement schedule as follows: (i) Twenty (20) trucks on or before March 31, 2014; and (ii) a minimum of Ten (10) trucks per month after March 31, 2014. The Company recorded the full $450,000 as a deferred sale. AFT has yet to deliver any of the twenty trucks agreed to be leased by the Company from AFT before March 31, 2014.  Accordingly, the Company has not recognized the $450,000 and is still evaluating the accounting treatment as it fulfills its remaining obligation to lease these trucks.”

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Sarah Williams, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Robert Y. Lee
Mr. Robert Y. Lee